July 2, 2010

VIA FEDERAL EXPRESS AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Mail Stop 4720

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	ZymoGenetics, Inc.

Schedule 14A

Filed April 30, 2010

File No. 000-33489

Dear Mr. Riedler:

This letter confirms that ZymoGenetics, Inc. (the “Company”) received the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated June 21, 2010. As Christopher Moore of the Company discussed with Rose Zukin of the Staff, the Company will provide its response to the Staff’s comment by July 16, 2010. This delay of 10 calendar days from the original deadline for a response is necessary because of the travel plans of certain members of the Company’s senior management and others involved in preparing the response as well as the fact that other necessary parties are focused on matters related to the recently-ended second quarter.

Please direct your questions or comments regarding this letter to Christopher Moore, Assistant General Counsel of the Company, by telephone at (206) 442-6685 or by facsimile at (206) 442-6678. Thank you for your assistance.

Respectfully yours,

ZYMOGENETICS, INC.

By:	/s/ James A. Johnson
Name:	James A. Johnson
Its:	Executive Vice President and Chief Financial Officer